CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	March 31, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$225,973	$135,136
Amounts receivable (note 5)	266	342
Value-added taxes receivable	4,311	345
Prepaids (note 4)	4,858	4,586
Total current assets	235,408	140,409

Non-current assets
Value-added taxes receivable	10,971	12,198
Deposits	74	73
Mineral property, plant, and equipment (note 3)	72,655	39,009
Total non-current assets	83,700	51,280

TOTAL ASSETS	$319,108	$191,689

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 5 and 6)	$12,583	$13,412
Lease liabilities	140	138
Total current liabilities	12,723	13,550

Non-current liabilities
Lease liabilities	144	172
Debt (note 4)	29,021	28,967
Total liabilities	41,888	42,689

Shareholders' equity
Capital stock (note 6)	397,935	265,939
Share-based payment reserve (note 6)	9,141	8,978
Foreign currency translation reserve	17,496	8,869
Deficit	(147,352)	(134,786)
Total shareholders' equity	277,220	149,000

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$319,108	$191,689

Nature of operations (note 1)

Commitment (note 3)

Subsequent event (note 9)

Approved by the Board and authorized for issue on May 10, 2021:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2021	2020
		Restated (note 2)
Operating expenses
Depreciation (note 3)	$(15)	$(44)
Exploration and evaluation expenditures	(2,123)	(16,292)
General and administrative expenses	(458)	(238)
Marketing	(188)	(88)
Professional fees (note 5)	(326)	(253)
Remuneration (note 5)	(494)	(400)
Share-based compensation (notes 5 and 6)	(540)	(510)
	(4,144)	(17,825)
Other income (expense)
Foreign exchange (loss) gain	(8,458)	5,067
Interest expense	(7)	(10)
Interest income	212	385
Loss before income taxes	(12,397)	(12,383)

Income tax expense	(254)	-
Loss and comprehensive loss for the period	$(12,651)	$(12,383)

Basic and diluted comprehensive loss per common share	$(0.09)	$(0.11)

Weighted average number of common shares outstanding	135,555	109,609

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE THREE MONTHS ENDED MARCH 31,

	2021	2020
		Restated (note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(12,651)	$(12,383)
Adjustments for:
Depreciation (note 3)	15	110
Foreign exchange loss (gain), unrealized	6,823	(3,073)
Interest expense	7	10
Interest income	(212)	(385)
Share-based compensation	585	940
Changes in non-cash working capital items:
Amounts receivable	209	169
Value-added taxes receivable	(3,091)	(898)
Prepaids and deposits	(260)	(182)
Accounts payable and accrued liabilities	(3,153)	5,050
Net cash used in operating activities	(11,728)	(10,642)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	82	299
Expenditures on mineral property, plant, and equipment	(30,842)	(566)
Net cash used in investing activities	(30,760)	(267)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	138,386	10,440
Capital stock issuance costs	(6,526)	(311)
Loan interest payment (note 4)	(634)	-
Payment of lease liabilities	(36)	(35)
Net cash provided by financing activities	131,190	10,094

Effect of foreign exchange on cash and cash equivalents	2,135	(3,342)

Change in cash and cash equivalents, during the period	90,837	(4,157)
Cash and cash equivalents, beginning of the period	135,136	84,989
Cash and cash equivalents, end of the period	$225,973	$80,832

Cash and cash equivalents is represented by:
Cash	$95,695	$34,196
Cash equivalents	130,278	46,636
Total cash and cash equivalents	$225,973	$80,832

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Accounts payable and accrued liabilities	$10,253	$279
Depreciation (note 3)	$110	$-
Loan interest accretion (note 4)	$54	$-
Share-based compensation	$195	$-
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$42	$-

Supplementary cash flow information	March 31, 2021	December 31, 2020
Mineral property, plant, and equipment in accounts payable and accrued liabilities	$10,253	$8,320

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2019	107,471	$156,277	$8,668	$4,286	$(74,890)	$94,341

Capital stock issued	1,819	9,848	-	-	-	9,848
Capital stock issuance costs	-	(32)	-	-	-	(32)
Stock options exercised	900	1,014	(420)	-	-	594
Stock options forfeited	-	-	(36)	-	36	-
Share-based compensation, stock options	-	-	968	-	-	968
Foreign exchange translation	-	-	-	(7,921)	-	(7,921)
Net loss and comprehensive loss for the period	-	-	-	-	(12,384)	(12,384)

Balance at March 31, 2020 - Restated (note 2)	110,190	$167,107	$9,180	$(3,635)	$(87,238)	$85,414

Capital stock issued	17,061	95,415	-	-	-	95,415
Capital stock issuance costs	-	(1,465)	-	-	-	(1,465)
Warrants exercised	50	150	-	-	-	150
Stock options exercised	2,028	4,732	(1,777)	-	-	2,955
Share-based compensation, stock options	-	-	1,575	-	-	1,575
Foreign exchange translation	-	-	-	12,504	-	12,504
Net loss and comprehensive loss for the period	-	-	-	-	(47,548)	(47,548)

Balance at December 31, 2020	129,329	$265,939	$8,978	$8,869	$(134,786)	$149,000

Capital stock issued (note 6)	15,008	138,069	-	-	-	138,069
Capital stock issuance costs (note 6)	-	(6,568)	-	-	-	(6,568)
Stock options exercised (note 6)	121	495	(178)	-	-	317
Stock options forfeited (note 6)	-	-	(85)	-	85	-
Share-based compensation, stock options (note 6)	-	-	426	-	-	426
Foreign exchange translation	-	-	-	8,627	-	8,627
Net loss and comprehensive loss for the period	-	-	-	-	(12,651)	(12,651)

Balance at March 31, 2021	144,458	$397,935	$9,141	$17,496	$(147,352)	$277,220

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

1.   NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration and development company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary development asset is the Las Chispas Project, located in Sonora, Mexico.

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, restrictions on the construction of the Company's process plant, and other factors that depend on future developments beyond the Company's control. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's development and exploration activities, including the impact on the construction schedule of its process plant, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2020, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and use of judgments and estimates were presented in notes 2 and 3, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on May 10, 2021.

Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. There has been no change to the Company's subsidiaries since December 31, 2020. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control. Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation - presentation currency

During 2020, the Company changed its presentation currency to US dollars ("US$") from Canadian dollars ("C$"). The Company has determined that this change in presentation currency better reflects the Company's current activities, increases the comparability to peer companies, and enhances the relevance of the financial statements to users. The Company applied the change in presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been US$. The Company has restated the amounts previously reported in C$ to US$ as detailed below:

Consolidated statement of financial position - as at March 31, 2020

		Previously	Restated
		reported in C$	US$
Assets
Total current assets	C$	117,775	$83,016
Total non-current assets		15,735	11,091
Total assets	C$	133,510	$94,107

Liabilities
Total current liabilities	C$	12,009	$8,465
Total non-current liabilities		323	228
Total liabilities	C$	12,332	$8,693

Shareholders' equity
Capital stock	C$	224,299	$167,107
Share-based payment reserve		12,059	9,180
Foreign currency translation reserve		-	(3,635)
Deficit		(115,180)	(87,238)
Total shareholders' equity	C$	121,178	$85,414

Total liabilities and shareholders' equity	C$	133,510	$94,107

Consolidated statement of loss and comprehensive loss - three months ended March 31, 2020

		Previously	Restated
		reported in C$	US$
Operating expenses
Depreciation	C$	(59)	$(44)
Exploration and evaluation expenditures		(21,911)	(16,292)
General and administrative expenses		(320)	(238)
Marketing		(118)	(88)
Professional fees		(341)	(253)
Remuneration		(537)	(400)
Share-based compensation		(687)	(510)
		(23,973)	(17,825)

Other income (expense)
Foreign exchange gain		6,815	5,067
Interest expense		(13)	(10)
Interest income		517	385
Loss and comprehensive loss for the period	C$	(16,654)	$(12,383)
Basic and diluted comprehensive loss per common share	C$	(0.15)	$(0.11)

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation - presentation currency (continued)

Consolidated statement of cash flows - three months ended March 31, 2020

		Previously	Restated
		reported in C$	US$
Net cash used in operating activities	C$	(14,311)	$(10,642)
Net cash used in investing activities		(360)	(267)
Net cash used in financing activities		13,577	10,094
Effect of foreign exchange on cash and cash equivalents		5,386	(3,342)
Change in cash and cash equivalents, during the period		4,292	(4,157)
Cash and cash equivalents, beginning of the period		110,384	84,989
Cash and cash equivalents, end of the period	C$	114,676	$80,832

3.  MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property and equipment	Construction in progress(1)	Mineral property	Exploration and evaluation assets	Total
Cost
At December 31, 2019	$2,471	$-	$-	$4,226	$6,697
Additions	1,808	27,071	-	2,362	31,241
Transfers	(232)	232	4,092	(4,092)	-
Effect of foreign currency translation	134	1,465	220	(8)	1,811
At December 31, 2020	4,181	28,768	4,312	2,488	39,749
Additions	542	21,138	12,091	-	33,771
At March 31, 2021	$4,723	$49,906	$16,403	$2,488	$73,520

Accumulated depreciation
At December 31, 2019	$(317)	$-	$-	$-	$(317)
Depreciation for the year	(395)	-	-	-	(395)
Effect of foreign currency translation	(28)	-	-	-	(28)
At December 31, 2020	(740)	-	-	-	(740)
Depreciation for the period	(125)	-	-	-	(125)
At March 31, 2021	$(865)	$-	$-	$-	$(865)

Carrying amounts
At December 31, 2020	$3,441	$28,768	$4,312	$2,488	$39,009
At March 31, 2021	$3,858	$49,906	$16,403	$2,488	$72,655

Effective December 29, 2020, the Company determined that the technical feasibility and commercial viability of the Las Chispas Project had been demonstrated based on the substantial amount of work that had been completed on the Las Chispas Feasibility Study, at that time. The Company received the approval of the Board of Directors to enter into the EPC agreement to commence the construction of the process plant. Accordingly, the Company transferred the capitalized costs of the Las Chispas Project from exploration and evaluation assets to mineral property and began to capitalize development costs.

On December 31, 2020, the Company’s subsidiary entered into the EPC agreement with Ausenco Engineering Canada Inc. and its affiliate (“Ausenco”) to construct a 1,250 tonne per day process plant at Las Chispas. The EPC agreement has a fixed price of $76,455 and at March 31, 2021, the Company had incurred $39,106 in milestone payments (December 31, 2020 – $23,151) which was recorded as construction in progress.

At March 31, 2021, the Company had committed to incur an additional $45,201 (note 8), including $37,294 to Ausenco, of costs related to construction in progress.

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

4.      DEBT

On December 31, 2020, the Company's subsidiary entered into a credit agreement for a secured project financing facility (the "facility") for the Las Chispas Project of up to $120,000. The Company drew $30,000 on December 31, 2020, as required. The remaining $90,000 is available until August 31, 2022, if the Company:

● Draws an additional $30,000 for a total of $60,000 by August 31, 2021;

● Draws an additional $30,000 for a total of $90,000 by December 31, 2021; and

● Draws an additional $30,000 for a total of $120,000 by August 31, 2022.

All amounts borrowed under the facility are due on December 31, 2024. The Company may voluntarily prepay amounts borrowed under the facility but would incur fees of 4.0%, 3.0%, or 1.5% if prepaid before December 31, 2021, December 31, 2023, and December 31, 2024, respectively.

Amounts borrowed under the facility incur interest at a rate of 6.95% per annum plus the greater of either 3-month LIBOR (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company has the option to defer interest payments until after the availability period which, subject to the draw-down schedule noted above, is December 31, 2020 to August 31, 2022. During the three months ended March 31, 2021, the Company did not exercise its option to defer interest payments and made an interest payment of $634.

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 - Financial Instruments, and addresses how to account for changes in contractual cash flows that may result due to the transition from LIBOR to alternative interest rate benchmarks. At March 31, 2021, the Company and the lender had not agreed upon an equivalent benchmark to 3-month LIBOR. However, once a new benchmark is agreed, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt.

All debts under the facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and pledges of the securities of the Company's subsidiaries. In connection with the facility, the Company must also maintain a certain working capital ratio and adhere to other non-financial covenants. As at March 31, 2021, the Company was in compliance with these covenants.

The debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the debt using the effective interest rate method. During the three months ended March 31, 2021, interest expense recorded on the facility of $688 has been capitalized to mineral property and construction in progress.

The Company paid a 3% arrangement fee of $3,600 on December 31, 2020 of which $900 was recorded as a transaction cost and $2,700 was recorded as a prepaid expense, in proportion to the amount of debt drawn on the facility. The Company also incurred $531 in related transaction costs of which $133 was recorded as a transaction cost and $398 was recorded as a prepaid expense.

A summary of debt transactions is as follows:

	March 31, 2021	December 31, 2020
Balance, beginning of period (year)	$28,967	$-
Drawdown	-	30,000
Interest expense capitalized to mineral property, plant and equipment	688	-
Interest payment	(634)	-
Transaction costs	-	(1,033)
Balance, end of period (year)	$29,021	$28,967

5.  RELATED PARTY TRANSACTIONS

Professional fees

During the three months ended March 31, 2021, the Company paid or accrued professional fees of $45 (2020 - $96) and capital stock issuance costs of $123 (2020 - $31), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at March 31, 2021, $23 (December 31, 2020 - $25) was payable to Koffman Kalef LLP.

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

5.  RELATED PARTY TRANSACTIONS (continued)

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
Three months ended March 31, 2021
Management fees(1)	$46	$23	$24	$93
Management remuneration(2)	82	119	3	204
Director fees	-	69	-	69
Share-based compensation	66	92	15	173
	$194	$303	$42	$539

Three months ended March 31, 2020
Management fees(1)	$-	$37	$39	$76
Management remuneration(2)	-	105	62	167
Director fees	-	41	-	41
Share-based compensation	-	472	250	722
	$-	$655	$351	$1,006

(1) Total management fees and short-term benefits were paid to a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

Other transactions

The Company has an employee providing technical services, who is an immediate family member of the CEO. During the three months ended March 31, 2021 and 2020, the Company recorded the following for this employee:

		Expensed
	Mineral property, plant and equipment	Remuneration	Exploration and evaluation expenditures	Total
Three months ended March 31, 2021
Remuneration	$17	$6	$9	$32
Share-based compensation	6	2	3	11
	$23	$8	$12	$43

Three months ended March 31, 2020
Remuneration	$-	$1	$24	$25
Share-based compensation	-	2	31	33
	$-	$3	$55	$58

The Company recorded loans receivable at March 31, 2021 of $45 (December 31, 2020 - $97) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due December 31, 2021.

The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During the three months ended March 31, 2021, the Company allocated to Goldsource $22 (2020 - $28) for its share of these expenses, of which $26 (December 31, 2020 - $26) was receivable from Goldsource at March 31, 2021. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

6.  CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of March 31, 2021, the Company had 144,457,964 common shares and no preferred shares outstanding.

Three months ended March 31, 2021

In February 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138,069. The Company incurred $6,568 of related capital stock issue costs.

The Company also issued 120,833 common shares at prices ranging from C$2.30 per share to C$8.24 per share for gross proceeds of $317 upon the exercise of stock options.

Year ended December 31, 2020

The Company completed private placements for a total of 18,881,366 common shares at prices ranging from C$7.28 to C$7.50 per common share for total gross proceeds of $105,264. The Company incurred $1,497 of related capital stock issue costs.

The Company also issued 2,927,250 common shares at prices ranging from C$0.16 to C$8.24 per common share for gross proceeds of $3,546 upon the exercise of stock options and 50,000 common shares at a price of C$4.03 per common share upon the exercise of warrants for gross proceeds of $150. Accordingly, the Company reallocated $2,199 from reserves to capital stock.

Stock options

The Company has a "rolling 10%" Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option is the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company's stock option transactions during the period (year) is as follows:

	March 31, 2021		December 31, 2020
	Number of options	Weighted average exercised price (C$)	Number of options	Weighted average
				exercised price (C$)
Outstanding, beginning of period (year)	6,031,500	$4.55	8,758,750	$3.38
Issued	756,000	10.87	225,000	12.25
Exercised*	(120,833)	3.32	(2,927,250)	1.63
Forfeited	(46,667)	8.24	(25,000)	8.21
Outstanding, end of period (year)	6,620,000	$5.27	6,031,500	$4.55

*During the three months ended March 31, 2021, the weighted average market value of the Company's shares at the dates of exercise was C$11.56 (December 31, 2020 - C$11.25).

During the three months ended March 31, 2021, the Company granted 756,000 stock options to officers, employees, and contractors that can be exercised at a price of C$10.87 per share until February 25, 2026. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

During 2020, the Company granted 225,000 stock options to directors, officers, and employees with exercise prices ranging from C$11.22 to C$12.63 per share and expiring five years from the grant date. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

6.  CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of March 31, 2021 are as follows:

		Options outstanding		Options exercisable
	Exercise price(C$)	Number of shares	Remaining life	Number of shares
Expiry date		issuable on exercise	(years)	issuable on exercise
December 9, 2021	$2.30	800,000	0.69	800,000
January 3, 2022	$2.55	50,000	0.76	50,000
August 4, 2022	$1.88	477,500	1.35	477,500
January 2, 2023	$1.84	350,000	1.76	350,000
January 4, 2023	$1.94	645,000	1.76	645,000
November 11, 2023	$3.41	100,000	2.62	100,000
November 13, 2023	$3.30	200,000	2.62	200,000
December 14, 2023	$3.24	1,250,000	2.71	1,250,000
May 30, 2024	$4.54	122,750	3.17	122,750
September 4, 2024	$8.21	862,500	3.43	862,500
October 17, 2024	$7.89	7,500	3.55	7,500
December 19, 2024	$8.24	773,750	3.72	257,917
September 14, 2025	$12.53	150,000	4.46	-
November 11, 2025	$12.63	25,000	4.62	-
December 7, 2025	$11.22	50,000	4.69	-
February 25, 2026	$10.87	756,000	4.91	-
		6,620,000		5,123,167

The weighted average remaining life of options outstanding is 2.74 years.

Share-based compensation

The fair value of options granted during period (year) was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	Three months ended March 31, 2021	Year ended December 31, 2020
Expected option life (years)	3.49	3.56
Expected volatility	54.26%	54.09%
Expected dividend yield	-	-
Risk-free interest rate	0.40%	0.34%
Expected forfeiture rate	1.00%	1.00%
Fair value per option (C$)	$4.21	$4.76
Total fair value	$2,513	$798

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

6.  CAPITAL STOCK (continued)

Share-based compensation (continued)

A summary of the Company's share-based compensation for options vested during the period (year) is as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Options granted during 2019
Share-based compensation expense	60	1,207
Exploration and evaluation expenditures	19	1,224
Mineral property, plant, and equipment (note 3)	77	-
	156	2,431
Options granted during 2020
Share-based compensation expense	81	78
Exploration and evaluation expenditures	10	36
Mineral property, plant, and equipment (note 3)	36	-
	127	114
Options granted during 2021
Share-based compensation expense	45	-
Exploration and evaluation expenditures (note 4)	16	-
Mineral property, plant, and equipment (note 3)	82	-
	143	-

Subtotal, share-based compensation expense	186	1,285
Subtotal, exploration and evaluation expenditures	45	1,260
Subtotal, mineral property, plant, and equipment (note 3)	195	-
Total share-based compensation on vested options	426	2,545

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Balance, beginning of period (year)	$8,978	$8,668
Share-based compensation, stock options	426	2,545
Stock options exercised, reallocated to capital stock	(178)	(2,199)
Stock options forfeited, reallocated to deficit	(85)	(36)
Balance, end of period (year)	$9,141	$8,978

Deferred share units

During 2019, the Board of Directors approved a cash-settled Deferred Share Unit ("DSU") plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to the DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As DSUs are cash settled, the Company recorded a corresponding liability in accounts payable and accrued liabilities.

During the three months ended March 31, 2021, the Company issued a total of 57,000 DSUs to directors of the Company. Whereas, during 2020, the Company issued 6,000 DSUs to a director upon their appointment to the Board.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

6.  CAPITAL STOCK (continued)

Deferred share units (continued)

As of March 31, 2021, the market value of the Company’s common shares was C$10.18 (December 31, 2020 – C$14.19). Accordingly, during the three months ended March 31, 2021, the Company recorded share-based compensation expense of $352 (December 31, 2020 – $176), including an expense of $458 from DSUs granted during the three months ended March 31, 2021 offset by a recovery of $106 from DSUs previously granted. At March 31, the Company recorded an accrued liability of $733 (December 31, 2020 – $373) for DSUs.

The following table summarizes the change in the accrued DSU liability:

	Three months ended March 31, 2021	Year ended December 31, 2020
Outstanding, beginning of period (year)	$373	$186
Change in accrued DSU liability	352	176
Effect of foreign currency translation	8	11
Outstanding, end of period (year)	$733	$373

7. SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration, and development of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive loss

Three months ended March 31, 2021
Loss and comprehensive loss for the period	$5,618	$7,033	$12,651

Three months ended March 31, 2020
Loss and comprehensive loss for the period	$2,411	$9,972	$12,383

Non-current assets and liabilities

March 31, 2021
Taxes receivable	$-	$10,971	$10,971
Deposits	$74	$-	$74
Mineral property, plant, and equipment	$267	$72,388	$72,655

December 31, 2020
Taxes receivable	$-	$12,198	$12,198
Deposits	$73	$-	$73
Mineral property, plant, and equipment	$292	$38,717	$39,009

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand for the Company's programs.

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Liquidity risk (continued)

The company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at March 31, 2021:

	Less than 1 year	1 - 3 years	4 - 5 years	After
				5 years	Total
Accounts payable and accrued liabilities	$12,583	$-	$-	$-	$12,583
EPC	34,237	3,058	-	-	37,295
Other capital expenditure commitments	7,906	-	-	-	7,906
Lease liabilities	140	144	-	-	284
Debt interest and repayment(1)	2,535	36,971	-	-	39,506
Total contractual obligations	$57,401	$40,173	$-	$-	$97,574

(1) Debt interest payments calculated based on interest rate in effect on March 31, 2021. Interest rate may vary (note 4).

The Company believes its cash and cash equivalents at March 31, 2021 of $225,973, is sufficient to support its commitments through the next 12 months.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries, effective December 29, 2020, is US$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
March 31, 2021
Cash and cash equivalents	$203,428	$816	$204,244
Amounts receivable	43	1	44
Value-added taxes receivable	-	14,842	14,842
Total financial assets	203,471	15,659	219,130
Less: accounts payable and accrued liabilities	(42)	(3,172)	(3,214)
Net financial assets	$203,429	$12,487	$215,916

December 31, 2020
Cash and cash equivalents	$90,690	$73	$90,763
Amounts receivable	81	1	82
Value-added taxes receivable	-	12,198	12,198
Total financial assets	90,771	12,272	103,043
Less: accounts payable and accrued liabilities	(70)	(1,530)	(1,600)
Net financial assets	$90,701	$10,742	$101,443

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk (continued)

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 10% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

March 31, 2021
C$/US$ exchange rate - increase 10%	$(20,343)
C$/US$ exchange rate - decrease 10%	$20,343
US$/MX$ exchange rate - increase 10%	$(1,249)
US$/MX$ exchange rate - decrease 10%	$1,249

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At March 31, 2021, the amounts receivable balance of $266 (December 31, 2020 - $342) consisted primarily of $71 (December 31, 2020 - $123) due from related parties (note 5) and interest receivable of $193 (December 31, 2020 - $218) on short-term interest bearing instruments. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At March 31, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.42%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $2,175 decrease ($880 increase) in the Company's net and comprehensive loss for the period.

The Company's debt has an interest rate of 6.95% per annum plus the greater of either 3-month LIBOR or 1.5%. At March 31, 2021, 3-month LIBOR was 0.20% and as a result, a one percentage point change in interest rates would have no impact on the Company's net and comprehensive loss for the period, as the debt's interest rate would be unchanged. Due to upcoming LIBOR reforms, the interest rate of the Company's debt may change upon the transition to the successor interest rate benchmark to 3-month LIBOR.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and debt and they are measured and recognized according to fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2021

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's DSU plan (note 6), the Company recorded the fair value of DSUs in accounts payable and accrued liabilities. The Company's accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs. The carrying values of lease liabilities and debt approximates their fair values as a result of relatively unchanged interest rates since inception of the lease liabilities and debt.

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
March 31, 2021
Financial assets
Amounts receivable	$-	$266	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(733)	(11,850)	(733)	-	-
Lease liabilities	(284)	(284)	-	-	-
Debt	(29,021)	(29,021)	-	-	-
Net financial instruments	$(30,038)	$(40,889)	$(733)	$-	$-

December 31, 2020
Financial assets
Amounts receivable	$-	$342	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(373)	(13,039)	(373)	-	-
Lease liabilities	(310)	(310)	-	-	-
Debt	(28,967)	(28,967)	-	-	-
Net financial instruments	$(29,650)	$(41,974)	$(373)	$-	$-

9. SUBSEQUENT EVENT

On April 26, 2021, the Board approved a new equity share unit plan for the Company (the "SU Plan"). Upon the implementation of the SU Plan, the Company's existing Deferred Share Unit Plan ("DSU Plan") will be phased out and no new awards of deferred share units ("Old DSUs") will be granted under the DSU Plan. The SU Plan will supplement the Company's Stock Option Plan and will provide participants with the opportunity through share units ("SUs"), including restricted share units ("RSUs") and performance share units ("PSUs"), and through deferred share units ("DSUs") to acquire an ownership interest in the Company.

The SU Plan is subject to shareholder approval and the approval of, and the acceptance of the additional listing of Common Shares, on the TSX and NYSE American.

18